EXHIBIT A

Cover Letter to the Offer to Purchase and Letter of Transmittal

ABS LONG/SHORT STRATEGIES FUND

IF YOU DO NOT WANT TO SELL YOUR FOUNDERS’ SHARES OF THE FUND

AT THIS TIME, PLEASE DISREGARD THIS NOTICE.

THIS IS SOLELY A NOTIFICATION OF THE FUND’S TENDER OFFER.

October 27, 2022

Dear Shareholders of ABS Long/Short Strategies Fund:

We are writing to inform you of important dates relating to an offer by the ABS Long/Short Strategies Fund (the “Fund”) to purchase shares of the Fund’s shares of beneficial interest (“Shares”) from shareholders (“Offer”).

The Offer period will begin on October 27, 2022 and will end at 11:59 P.M., Eastern Time, on November 28, 2022. The purpose of the Offer is to provide liquidity to shareholders that hold Shares. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY PORTION OF YOUR SHARES AT THIS TIME.

Should you wish to tender all or a portion of your Shares for purchase by the Fund during the Offer period, please complete and return the enclosed Letter of Transmittal by: (1) mail to ABS Long/Short Strategies Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212; or (2) fax to the Fund at (816) 860-3140, so that it arrives before 11:59 P.M., Eastern Time, on November 28, 2022. All tenders of Shares must be received either by mail or by fax in good order before 11:59 P.M., Eastern Time, on November 28, 2022.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or contact the Fund.

Sincerely,

ABS Long/Short Strategies Fund